UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 5,000,000,000 2.750 per cent. Notes due July 23, 2021

Filed pursuant to Rule 3 of Regulation BW

Dated: July 25, 2018

The following information regarding the U.S. Dollar 5,000,000,000 2.750 per cent. Notes due July 23, 2021 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated May 28, 2008) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated September 19, 2017) is already on file with the Securities and Exchange Commission.

Item 1. Description of Obligations

(a) U.S. Dollar 5,000,000,000 2.750 per cent. Notes due July 23, 2021.

(b) The interest rate per U.S. Dollar 1,000 (the “Specified Denomination”) shall be 2.750 per cent. per annum, payable semi-annually in arrear, on each January 23 and July 23, commencing January 23, 2019, and ending on July 23, 2021.

(c) Maturing July 23, 2021. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d) Not Applicable.

(e) Bank’s standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

(f) Not Applicable.

(g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h) See Prospectus, pages 8-13.

(i) Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045.

Item 2. Distribution of Obligations

As of July 20, 2018, the Bank entered into a Terms Agreement with Barclays Bank PLC, BNP Paribas, BMO Capital Markets Corp, CastleOak Securities, L.P., Citigroup Global Markets Limited, Daiwa Capital Markets Europe Limited, Deutsche Bank AG, London Branch,

Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities plc, Merrill Lynch International, Mesirow Financial Inc., Morgan Stanley & Co. International plc, MUFG Securities EMEA plc, Natixis, Nomura International plc, RBC Capital Markets, LLC, Skandinaviska Enskilda Banken AB (publ), Tokai Tokyo Securities Europe Limited, The Toronto-Dominion Bank and Wells Fargo Securities, LLC (collectively, the “Managers”), pursuant to which the Bank agreed to issue, and the Managers agreed to purchase, a principal amount of the Notes aggregating USD 5,000,000,000 at 99.766% of par. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. Delivery of the Notes is expected to be made on or about July 25, 2018.

The Terms Agreement provides that the obligations of the Managers are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of May 28, 2008) is already on file with the Securities and Exchange Commission.

Item 3. Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 99.766%	0.100%	99.666%
Total: USD 4,988,300,000	USD 5,000,000	USD 4,983,300,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5. Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6. Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7. Exhibits

A.	Final Terms dated July 20, 2018.

B.	Terms Agreement dated July 20, 2018.

EXECUTION VERSION

Final Terms dated July 20, 2018

International Bank for Reconstruction and Development

Issue of US$5,000,000,000 2.750 per cent. Notes due July 23, 2021 under the

Global Debt Issuance Facility

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the “Conditions”) set forth in the Prospectus dated May 28, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus.

MiFID II product governance / Retail investors, professional investors and ECPs target markets – See Term 28 below.

SUMMARY OF THE NOTES

1. Issuer:	International Bank for Reconstruction and Development (“IBRD”)

2. (i) Series Number:	100488

(ii) Tranche Number:	1

3. Specified Currency or Currencies (Condition 1(d)):	United States Dollars (“US$”)

4. Aggregate Nominal Amount:

(i) Series:	US$5,000,000,000

(ii) Tranche:	US$5,000,000,000

5. (i) Issue Price:	99.766 per cent. of the Aggregate Nominal Amount

(ii) Net proceeds:	US$4,983,300,000

6. Specified Denominations (Condition 1(b)):	US$1,000 and integral multiples thereof

7. Issue Date:	July 25, 2018

8. Maturity Date (Condition 6(a)):	July 23, 2021

9. Interest Basis (Condition 5):	2.750 per cent. Fixed Rate (further particulars specified below)

10. Redemption/Payment Basis (Condition 6):	Redemption at par

11. Change of Interest or Redemption/Payment Basis:	Not Applicable

12. Call/Put Options (Condition 6):	Not Applicable

13. Status of the Notes (Condition 3):	Unsecured and unsubordinated

14. Listing:	Luxembourg Stock Exchange

15. Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16. Fixed Rate Note Provisions (Condition 5(a)):	Applicable

(i) Rate of Interest:	2.750 per cent. per annum payable semi-annually in arrear

(ii) Interest Payment Date(s):	January 23 and July 23 of each year, from and including January 23, 2019, to and including the Maturity Date, not subject to adjustment in accordance with a Business Day Convention

(iii) Interest Period Date(s):	Each Interest Payment Date

(iv) Business Day Convention:	Not Applicable

(v) Fixed Coupon Amount(s):	US$13.75 per minimum Specified Denomination

(vi) Broken Amount(s):	Initial Broken Amount of US$13.60 per minimum Specified Denomination, payable on January 23, 2019

(vii) Day Count Fraction(Condition 5(l)):	30/360

(viii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

17. Final Redemption Amount of each Note (Condition 6):	US$1,000 per minimum Specified Denomination

18. Early Redemption Amount(Condition 6(c)):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19. Form of Notes (Condition 1(a)):	Fed Bookentry Notes:

Fed Bookentry Notes available on Issue Date

20. New Global Note:	No

21. Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):	New York

22. Governing law (Condition 14):	New York

23. Other final terms:	Not Applicable

DISTRIBUTION

24. (i) If syndicated, names of Managers and underwriting commitments:	Citigroup Global Markets Limited:	US$1,166,250,000
	J.P. Morgan Securities plc:	US$1,166,250,000
	Merrill Lynch International:	US$1,166,250,000
	Morgan Stanley & Co. International plc:	US$1,166,250,000
	BMO Capital Markets Corp.:	US$20,000,000
	CastleOak Securities, L.P.:	US$146,500,000
	Wells Fargo Securities, LLC:	US$98,500,000
	Barclays Bank PLC:	US$5,000,000
	BNP Paribas:	US$5,000,000
	Daiwa Capital Markets Europe Limited	US$5,000,000
	Deutsche Bank AG, London Branch:	US$5,000,000
	Goldman Sachs International:	US$5,000,000
	HSBC Bank plc:	US$5,000,000
	Mesirow Financial, Inc.:	US$5,000,000
	MUFG Securities EMEA plc:	US$5,000,000
	Natixis:	US$5,000,000
	Nomura International plc:	US$5,000,000
	RBC Capital Markets, LLC:	US$5,000,000
	Skandinaviska Enskilda Banken AB (publ):	US$5,000,000
	The Toronto-Dominion Bank:	US$5,000,000
	Tokai Tokyo Securities Europe Limited:	US$5,000,000

(ii) Stabilizing Manager(s) (if any):	Not Applicable

25. If non-syndicated, name of Dealer:	Not Applicable

26. Total commission and concession:	0.100 per cent. of the Aggregate Nominal Amount

27. Additional selling restrictions:	Not Applicable

28. MiFID II product governance Retail investors, professional investors and ECPs target markets:

Directive 2014/65/EU (as amended, “MiFID II”) product governance / Retail investors, professional investors and eligible counterparties (“ECPs”) target market

Solely for the purposes of the manufacturers’ product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

IBRD does not fall under the scope of application of the MiFID II package. Consequently, IBRD does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II.

For the purposes of this provision, the term “manufacturers” means the Joint Lead Managers.

OPERATIONAL INFORMATION

29. ISIN Code:	US459058GH04

30. CUSIP:	459058GH0

31. Common Code:	185954153

32. Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme and The Depository Trust Company and the relevant identification number(s):	Bookentry system of the Federal Reserve Banks; Euroclear Bank S.A./N.V.; Clearstream Banking, société anonyme

33. Delivery:	Delivery against payment

34. Intended to be held in a manner which would allow Eurosystem eligibility:	Not Applicable

GENERAL INFORMATION

IBRD’s most recent Information Statement was issued on September 19, 2017.

USE OF PROCEEDS

Supporting sustainable development in IBRD’s member countries

The net proceeds from the sale of the Notes will be used by IBRD to finance sustainable development projects and programs in IBRD’s member countries (without being committed or earmarked for lending to, or financing of, any particular projects or programs). IBRD’s financing is made available solely to middle-income and creditworthy lower-income member countries who are working in partnership with IBRD to eliminate extreme poverty and boost shared prosperity, so that they can achieve equitable and sustainable economic growth in their national economies and find sustainable solutions to pressing regional and global economic and environmental problems. Projects and programs supported by IBRD are designed to achieve a positive social impact and undergo a rigorous review and internal approval process aimed at safeguarding equitable and sustainable economic growth.

IBRD integrates five cross cutting themes into its lending activities helping its borrowing members create sustainable development solutions: climate change; gender; jobs; public-private partnerships; and fragility, conflict and violence.

IBRD’s administrative and operating expenses are covered entirely by IBRD’s various sources of revenue (net income) consisting primarily of interest margin, equity contribution and investment income (as more fully described in the Information Statement).

SUPPLEMENTAL PROSPECTUS INFORMATION

Dealers are represented by Sullivan & Cromwell LLP. From time to time Sullivan & Cromwell LLP performs legal services for IBRD.

LISTING APPLICATION

These Final Terms comprise the final terms required for the admission to the Official List of the Luxembourg Stock Exchange and to trading on the Luxembourg Stock Exchange’s regulated market of the Notes described herein issued pursuant to the Global Debt Issuance Facility of International Bank for Reconstruction and Development.

SUPPLEMENTAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The disclosure in the accompanying Prospectus under the heading “Tax Matters—United States Federal Income Taxation” should apply to the Notes. The following supplements the disclosure therein with respect to U.S. Holders (as defined in the accompanying Prospectus) and is subject to the limitations and exceptions set forth therein.

The Notes will be issued with a de minimis amount of original issue discount (“OID”). While a U.S. Holder is generally not required to include de minimis OID in income prior to the sale or maturity of the Notes, under recently enacted legislation, U.S. Holders that maintain certain types of financial statements and that are subject to the accrual method of tax accounting may be required to include de minimis OID on the Notes in income no later than the time upon which they include such amounts in income on their financial statements. U.S. Holders that maintain financial statements should consult their tax advisors regarding the tax consequences to them of this legislation.

Upon a sale, redemption or retirement of a Note, a U.S. Holder will generally recognize capital gain or loss equal to the difference, if any, between (i) the amount realized on the sale, redemption or retirement (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note generally will equal the cost of the Note to the U.S. Holder. Capital gain of individual taxpayers from the sale, redemption or retirement of a Note held for more than one year may be eligible for reduced rates of taxation. The deductibility of capital loss is subject to significant limitations.

Information with Respect to Foreign Financial Assets. Owners of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions (which may include the Notes), as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders should consult their tax advisors regarding the application of this reporting obligation to their ownership of the Notes.

Medicare Tax. A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between US$125,000 and US$250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income will generally include its gross interest income and its net gains from the disposition of Notes, unless such interest payments or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.

RESPONSIBILITY

IBRD accepts responsibility for the information contained in these Final Terms.

Signed on behalf of IBRD:

By:	/s/ Huy-Long Le
Name: Huy-Long Le
Title: Authorized Officer
Duly authorized

EXECUTION VERSION

TERMS AGREEMENT NO. 100488 UNDER THE FACILITY

July 20, 2018

International Bank for Reconstruction

and Development

1818 H Street, N.W.

Washington, D.C. 20433

The undersigned agree to purchase from you (the “Bank”) the Bank’s US$5,000,000,000 2.750 per cent. Notes due July 23, 2021 (the “Notes”) described in the Final Terms, dated as of the date hereof (the “Final Terms”) at 11:00 a.m. New York time on July 25, 2018 (the “Settlement Date”) at an aggregate purchase price of US$4,983,300,000 (which is 99.666 per cent. of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of May 28, 2008, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Time of Sale” refers to July 18, 2018, 5:00 p.m. London time. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of a letter from each of Sullivan & Cromwell LLP and KPMG LLP addressed to each of the undersigned and giving the undersigned the full benefit of the existing validity opinion or accountants’ letter of such firm as of the date of such existing validity opinion or accountants’ letter.

Subject to Section 5.6 of the Standard Provisions, the Bank certifies to each of the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1	The Bank agrees that it will issue the Notes and the Dealers named below severally and not jointly agree to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.766 per cent. less the underwriting discount and commission of 0.100 per cent. of the aggregate nominal amount of the Notes).

The respective nominal amounts of the Notes that each of the Dealers commits to underwrite are set forth opposite their names below:

Name	Nominal Amount

Citigroup Global Markets Limited:	US$1,166,250,000

J.P. Morgan Securities plc:	US$1,166,250,000

Merrill Lynch International:	US$1,166,250,000

Morgan Stanley & Co. International plc:	US$1,166,250,000

BMO Capital Markets Corp.:	US$20,000,000

CastleOak Securities, L.P.:	US$146,500,000

Wells Fargo Securities, LLC:	US$98,500,000

Barclays Bank PLC:	US$5,000,000

BNP Paribas:	US$5,000,000

Daiwa Capital Markets Europe Limited:	US$5,000,000

Deutsche Bank AG, London Branch:	US$5,000,000

Goldman Sachs International:	US$5,000,000

HSBC Bank plc:	US$5,000,000

Mesirow Financial, Inc.:	US$5,000,000

MUFG Securities EMEA plc:	US$5,000,000

Natixis:	US$5,000,000

Nomura International plc:	US$5,000,000

RBC Capital Markets, LLC:	US$5,000,000

Skandinaviska Enskilda Banken AB (publ):	US$5,000,000

The Toronto-Dominion Bank:	US$5,000,000

Tokai Tokyo Securities Europe Limited:	US$5,000,000

Total:	US$5,000,000,000

2	Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New York: ABA No. 021000089 CITIBANK NYC/CUST a/c 096170; and payment of the purchase price specified above shall be delivered in immediately available funds to the Bank’s account at the Federal Reserve Bank of New York: ABA No. 021081367 (IBRD WASH/ISSUER – CODE 2500).

3	The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4	In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5	The Joint Lead Managers hereby agree to pay the following expenses, if applicable:

(a)	all initial and ongoing costs and expenses of listing the Notes on the Luxembourg Stock Exchange (including, without limitation, the costs and expenses of the listing agent and for the notices required to be published in connection with the issue and initial and continued listing of the Notes);

(b)	any fees of the Federal Reserve Bank of New York in its capacity as Fiscal Agent for the Notes;

(c)	the legal fees and expenses of Sullivan & Cromwell LLP, counsel to the Dealers; and

(d)	the agreed fees and expenses of KPMG LLP in connection with the reliance letter to be delivered in relation to the Notes.

6	Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of each of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

c/o Citigroup Global Markets Limited

Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

United Kingdom

Attention:                              Fixed Income Syndicate Desk

Telephone:                             +44 20 7986 9000

Fax:                                        +44 20 7721 2829

7	Notwithstanding and to the exclusion of any other term of this Terms Agreement or any other agreements, arrangements, or understanding between a Dealer and the Bank, the Bank acknowledges and accepts that a BRRD Liability arising under this Terms Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

(i)	the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of a Dealer to the Bank under this Terms Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

a.	the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

b.	the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of a Dealer or another person (and the issue to or conferral on the Bank of such shares, securities or obligations);

c.	the cancellation of the BRRD Liability; and/or

d.	the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

(ii)	the variation of the terms of this Terms Agreement relating to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

As used in this Terms Agreement:

“Bail-in Legislation” means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

“Bail-in Powers” means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation;

“BRRD” means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

“EU Bail-in Legislation Schedule” means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499;

“BRRD Liability” means a liability in respect of which the relevant Write Down and Conversion Powers in the applicable Bail-in Legislation may be exercised; and

“Relevant Resolution Authority” means the resolution authority with the ability to exercise any Bail-in Powers in relation to a Dealer.

8	Solely for the purposes of the requirements of Article 9(8) of the MIFID Product Governance rules under EU Delegated Directive 2017/593 (the “Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the Product Governance Rules:

(a)	each of Citigroup Global Markets Limited, J.P. Morgan Securities plc, Merrill Lynch International and Morgan Stanley & Co. International plc (each a “Manufacturer” and together the “Manufacturers”) acknowledges to each other Manufacturer that it understands the responsibilities conferred upon it under the Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Final Terms and announcements in connection with the Notes; and

(b)	each Dealer notes the application of the Product Governance Rules and acknowledges the target market and distribution channels identified as applying to the Notes by the Manufacturers and the related information set out in the Final Terms and announcements in connection with the Notes.

9	Nothing in this Terms Agreement shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank under the Bank’s Articles of Agreement, or applicable law or international law.

10

If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Agreement, Dealers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20 per cent. of the nominal amount of the Notes for which the non-defaulting Dealers were originally committed; provided, however, that if the aggregate nominal amount of Notes as to which such default occurred exceeds 16.667 per cent. of the principal amount of the Notes, the non-defaulting Dealers shall be entitled to terminate this Agreement without any liability on the part of any non-defaulting Dealers. Nothing herein will relieve a defaulting Dealer from liability for its default.

11	All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

12	This Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

CITIGROUP GLOBAL MARKETS LIMITED

By:	/s/ Simi Alabi
Name: Simi Alabi
Title: Delegated Signatory

J.P. MORGAN SECURITIES PLC

MERRILL LYNCH INTERNATIONAL

MORGAN STANLEY & CO. INTERNATIONAL PLC

(together with Citigroup Global Markets Limited, the “Joint Lead Managers”)

BMO CAPITAL MARKETS CORP.

CASTLEOAK SECURITIES, L.P.

WELLS FARGO SECURITIES, LLC

BARCLAYS BANK PLC

BNP PARIBAS

DAIWA CAPITAL MARKETS EUROPE LIMITED

DEUTSCHE BANK AG, LONDON BRANCH

GOLDMAN SACHS INTERNATIONAL

HSBC BANK PLC

MESIROW FINANCIAL, INC.

MUFG SECURITIES EMEA PLC

NATIXIS

NOMURA INTERNATIONAL PLC

RBC CAPITAL MARKETS, LLC

SKANDINAVISKA ENSKILDA BANKEN AB (PUBL)

THE TORONTO-DOMINION BANK

TOKAI TOKYO SECURITIES EUROPE LIMITED

(together with the Joint Lead Managers, the “Dealers”)

BY:	CITIGROUP GLOBAL MARKETS LIMITED

	By:	/s/ Simi Alabi
Name: Simi Alabi
Title: Delegated Signatory

CONFIRMED AND ACCEPTED, as of the

date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION

AND DEVELOPMENT

By:	/s/ Huy-Long Le
Name: Huy-Long Le
Authorized Officer